SCURA PALEY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS

Cash	$	231,802
Fees receivable		149,573
Property and equipment, net		6,744
Prepaid expenses		34,582
TOTAL ASSETS	$	422,701

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	111,333
Accrued expenses		38,134
TOTAL LIABILITIES		149,467

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY		273,234
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	422,701

The accompanying notes are an integral part of these financial statements.